Exhibit 99.1

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2024 (UNAUDITED) AND DECEMBER 31, 2023

(Yen in thousands, except share data)

	June 30,	December 31,
	2024	2023
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥144,648	¥106,347
Accounts receivable-trade, net of allowances of ¥15,932 and ¥15,925, respectively	76,733	621,867
Accounts receivable-other, net of allowances of ¥457 and ¥457 respectively	536,484	606,074
Inventories	160,207	139,982
Prepaid expenses and other current assets	188,733	284,434
Total current assets	1,106,805	1,758,704
Property and equipment, net	407,412	451,498
Goodwill	472,209	484,564
Other intangible assets, net	781,317	920,700
Investments	81,542	81,542
Long-term accounts receivable-other, net of allowances of ¥111,093 and ¥116,547, respectively	95,560	95,797
Right-of-use asset - operating lease, net	1,958,629	2,089,402
Lease and guarantee deposits	808,733	848,691
Deferred tax assets, net	101,636	101,636
Other assets	13,198	16,655
Total assets	¥5,827,041	¥6,849,189
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	¥124,436	¥137,697
Accrued expenses	1,036,247	1,261,909
Short-term borrowings	500,000	400,000
Current portion of long-term borrowings	92,716	100,415
Accrued income taxes	4,816	14,888
Current portion of contract liability	78,320	109,307
Advances received	228,112	402,742
Current portion of lease liability	741,511	763,422
Other current liabilities	494,609	370,213
Total current liabilities	3,300,767	3,560,593
Long-term borrowings - net of current portion	1,011,481	1,050,802
Deposit received	250,235	261,922
Contract liability - net of current portion	45,615	71,134
Lease liability - net of current portion	1,222,931	1,334,630
Asset retirement obligation	347,633	344,346
Other liabilities	12,692	9,801
Total liabilities	6,191,354	6,633,228
COMMITMENTS AND CONTINGENCIES (NOTE 12)
SHAREHOLDERS’ (DEFICIT) EQUITY:
Common stock, no par value; 19,899,999 shares authorized; 5,030,850 shares issued and 4,938,350 shares outstanding at June 30, 2024; 4,975,000 shares issued and 4,882,500 shares outstanding at December 31, 2023	19,900	19,900
Class A common stock, no par value; 1 share authorized; 1 share issued and 1 share outstanding at June 30, 2024 and December 31, 2023	100	100
Treasury stock, at cost- 92,500 common shares at June 30, 2024 and December 31, 2023	(3,000)	(3,000)
Additional paid-in capital	121,703	113,602
(Accumulated deficit) Retained earnings	(501,904)	80,277
Total 'equity (deficit) attributable to shareholders of the Company	(363,201)	210,879
Noncontrolling interests	(1,112)	5,082
Total shareholders’ (deficit) equity	(364,313)	215,961
Total liabilities and shareholders' (deficit) equity	¥5,827,041	¥6,849,189

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

AND 2023 (UNAUDITED)

(Yen in thousands, except share and per share data)

	Six months ended June 30,
	2024	2023
Revenues:
Revenue from directly-operated salons	¥3,015,663	¥2,598,467
Franchise revenue	415,923	489,593
Other revenues	43,695	62,730
Total revenues	3,475,281	3,150,790
Cost of revenues and operating expenses:
Cost of revenue from directly-operated salons	2,653,425	2,215,200
Cost of franchise revenue	156,014	269,229
Cost of other revenues	89,278	56,185
Selling, general and administrative expenses	1,213,238	989,222
Total cost of revenues and operating expenses	4,111,955	3,529,836
Operating loss	(636,674)	(379,046)
Other (expense) income:
Dividend income	2	2
Interest income	2	1
Interest expense	(20,631)	(16,859)
Gain from sales of salons	31,793	68,783
Subsidies	13,855	10,877
Other, net	26,883	(35,089)
Total other income	51,904	27,715
Loss before income tax expense	(584,770)	(351,331)

Income tax expense	3,605	3,735

Net loss	¥(588,375)	¥(355,066)
Less: Net loss attributable to noncontrolling interests	(6,194)	―
Net loss attributable to shareholders of the Company	(582,181)	(355,066)

Net loss per share attributable to shareholders of the Company
Basic	¥(118.56)	¥(72.72)
Diluted	¥(118.56)	¥(72.72)

Weighted average shares outstanding
Basic	4,910,426	4,882,500
Diluted	4,910,426	4,882,500

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

AND 2023 (UNAUDITED)

(Yen in thousands, except share data)

			Class A common
	Common stock		stock		Treasury stock
								Retained
							Additional	earnings	Non	Total
	Shares	Amount	Shares	Amount	Shares	Amount	paid-in	(accumulated	controlling
							capital	deficit)	interest
Balance, December 31, 2022	4,975,000	¥1,223,134	1	¥100	92,500	¥(3,000)	¥1,265,456	¥(2,545,068)	¥ ―	¥(59,378)
Reduction in common stock and additional paid-in capital (1)	―	(1,203,234)	―	―	―	―	(1,265,456)	2,468,690	―	―
Net loss	―	―	―	―	―	―	―	(355,066)	―	(355,066)
Balance, June 30, 2023	4,975,000	¥19,900	1	¥100	92,500	¥(3,000)	¥ ―	¥(431,444)	―	(414,444)

Balance, December 31, 2023	4,975,000	¥19,900	1	¥100	92,500	¥(3,000)	¥113,602	¥80,277	¥5,082	¥215,961
Issuance of common stock from stock option exercises	55,850	―	―	―	―	―	8,101	―	―	8,101
Net loss	―	―	―	―	―	―	―	(582,181)	¥(6,194)	¥(588,375)
Balance, June 30, 2024	5,030,850	¥19,900	1	¥100	92,500	¥(3,000)	¥121,703	¥(501,904)	(1,112)	(364,313)

(1)On March 31, 2023, upon the resolution of the stockholders, a reduction in the registered capital and additional reserved capital amount for common stock was approved in accordance with the Companies Act. As a result, the amounts were reclassified from registered capital and additional reserved capital for common stock to accumulated deficit.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

AND 2023 (UNAUDITED)

(Yen in thousands)

	Six months ended June 30,
	2024	2023
Cash flows from operating activities:
Net loss	¥(588,375)	¥(355,066)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	196,102	100,849
Gains from sale of directly-owned salons	(380,901)	(350,813)
Bad debt	(5,445)	6,735
Losses on disposal of property and equipment, net, other intangible assets, net and goodwill	4,667	2,175
Other non-cash losses – net	(2,078)	47,909
Changes in operating assets and liabilities:
Accounts receivable-trade	295,113	(87,134)
Accounts receivable-other	69,590	282,116
Inventories	(20,225)	(79,714)
Prepaid expenses and other current assets	24,516	26,360
Lease and guarantee deposits	39,044	42,211
Accounts payable	(13,261)	2,326
Accrued expenses	(279,847)	(382,096)
Accrued income taxes	(10,072)	(35,347)
Contract liability	(56,506)	(2,700)
Advances received	(174,630)	(148,792)
Other current liabilities	124,397	337,493
Deposit received	(11,687)	(16,073)
Other assets and other liabilities – net	3,878	(476)
Net cash used in operating activities	(785,720)	(610,037)
Cash flows from investing activities:
Purchases of time deposits	(5,656)	―
Proceeds from maturities of time deposits	26,004	―
Acquisition of property and equipment	(18,695)	(56,241)
Cost additions to other intangible assets	(158,032)	(83,618)
Proceeds from sale of salons	917,941	315,400
Payment received on short-term loans receivable	―	112
Payment received on long-term accounts receivable-other	1,670	―
Net cash provided by investing activities	¥763,232	¥175,653

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

AND 2023 (UNAUDITED)—(CONTINUED)

(Yen in thousands)

	Six months ended June 30,
	2024	2023
Cash flows from financing activities:
Proceeds from issuance of common stock	¥8,101	¥	―
Proceeds from short-term borrowings	300,000		―
Repayment of short-term borrowings	(200,000)		―
Repayment of long-term borrowings	(47,312)		(53,342)
Net cash provided by (used in) financing activities	60,789		(53,342)

Net increase (decrease) in cash and cash equivalents	38,301		(487,726)
Cash and cash equivalents at beginning of period	106,347		605,454
Cash and cash equivalents at end of period	¥144,648		¥117,728

Supplemental disclosure of cash flow information:

Cash paid during the period for:
Interest	¥19,737		¥13,986
Income taxes	13,009		36,419

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for lease liabilities	271,225		459,137
Purchases of property and equipment included in accrued expenses	14,589		19,139
Purchases of intangible assets included in accrued expenses	25,100		13,077
Sales of salons included in accounts receivable	―		102,000
Reduction in common stock and additional paid-in capital	―		2,468,690

Refer to Note 4, “Leases” for supplemental cash flow information related to leases.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

1. Basis of Presentation and Summary of Significant Accounting Policies

Unaudited Condensed Consolidated Financial Statements

The condensed consolidated financial statements included herein are unaudited and have been prepared solely by the Company’s management pursuant to the rules and regulations of the U.S. Securities and Exchange Commission for interim financial reporting.

Description of Business

MEDIROM Healthcare Technologies Inc. (“Parent”) and its eight subsidiaries (collectively, the “Company”) are one of the leading holistic health services providers in Japan. The Company is a franchisor and operator of healthcare salons across Japan and is a preferred platform partner for large consumer brands, healthcare service providers, and government entities to affect positive health outcomes. The Company primarily engages in three lines of business: Relaxation Salon Segment (retail), Luxury Beauty (retail) and Digital Preventative Healthcare Segment (healthtech). Refer to description below and Note 6 for segment information.

Relaxation Salon Segment (See Note 6 for segment information)

The Relaxation Salon Segment is the core of the Company’s business, whereby the Company owns, develops, operates, or franchises and supports relaxation salons. The salon locations cover major cities throughout Japan, with strong market presence in the Tokyo metropolitan area. The Segment includes several Relaxation Salon brands including Re.Ra.Ku®, and as of June 30, 2024 and December 31, 2023, it has a total of 308 and 314 salons, respectively. The following table presents total number of salons by operation type:

	Number of
	Relaxation Salons
	As of June 30,	As of December 31,
	2024	2023
Directly-operated	215	217
Franchised	93	97
Total	308	314

The number of Directly-operated salons include 60 and 41 investor-owned salons as of June 30, 2024 and December 31, 2023, respectively.

Digital Preventative Healthcare Segment (See Note 6 for segment information)

The Digital Preventative Healthcare Segment mainly consists of the following operations: government-sponsored Specific Health Guidance program, utilizing our internally-developed on-demand health monitoring smartphone application, or Lav®; MOTHER Bracelet® for fitness applications.

Luxury Beauty Segment (See Note 6 for segment information)

The Luxury Beauty Segment is a business line acquired in October 2021 and operates high brand beauty salons in the central areas of Tokyo.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial statements. Accordingly, they do not include all disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information.

The results of operations for interim period are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2024 or for any other future annual or interim period. The accompanying unaudited condensed consolidated financial information should be read in conjunction with the Company’s annual financial statements and notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the SEC on June 18, 2024.

Recent Developments and Liquidity

In the six months ended June 30, 2024, the Company experienced negative cash flows from operations. Since 2020, the Company has had losses from operations. As of June 30, 2024, the Company had an accumulated deficit. However, the Company’s adjusted EBITDA, which includes proceeds from sales of salons classified as an investing activity in the cash flow statement, was (¥404,112 thousand) and (¥207,239 thousand) during the six months ended June 30, 2024 and 2023, respectively.

In evaluating our ability to continue as a going concern, management considered the conditions and events which could raise substantial doubt about our ability to continue as a going concern for one year following the date the consolidated financial statements for the six months ended June 30, 2024 are issued. Management considered our current financial condition and liquidity sources, including current funds available, forecasted future cash flows, and our conditional and unconditional obligations due. As such, we expect that our cash and cash equivalents as of June 30, 2024 of ¥144,648 thousand will not be sufficient to fund our operating expenses, capital expenditure requirements, and debt service obligations for the 12 months after the issuance date of these consolidated financial statements and that we would require additional capital in the future. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern. Management plans to alleviate the conditions that raise substantial doubt by raising capital through the issuance of common stock including a follow-on offering for which the Company filed a F-1 registration statement on August 23, 2024 (to be amended), private placements, borrowings from banks, and the continued sales of directly-owned salons to investors. However, the Company’s ability to issue equity securities or obtain debt financing on acceptable terms, or at all, will depend on, among other things, its financial performance, general economic factors, including inflation and then-current interest rates, the condition of the credit and capital markets and other events, some of which may be beyond the Company’s control.

Reclassification

The Company reclassified certain amount of revenue (¥92,000 thousand) and cost of sales (¥23,217 thousand) into gain from sale of salons (¥68,783 thousand) in the condensed consolidated statements of operations for the six-month period ended June 30, 2023, to conform with the new accounting policy described in the notes to the annual financial statements. In addition, a reduction in the registered capital and additional reserved capital amount for common stock was approved by the Company’s shareholders in accordance with the Japan’s Companies Act on March 31, 2023. The amount available for the reduction in the registered capital and additional reserved capital under Japan’s Companies Act is based on the amount recorded in the Company’s general books of account, maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). The additional paid in capital available for the reduction was ¥1,307 million under the Japanese GAAP on March 31, 2023. However, under U.S. GAAP, the amount available for the reduction was ¥1,265 million as of March 31, 2023. Therefore, the Company reclassified ¥1,265 million of additional paid-in capital to retained earnings to prevent a negative balance in additional paid-in capital on March 31, 2023 under U.S. GAAP.

Consolidation

The condensed consolidated financial statements for the six months ended June 30, 2024 include the accounts of Parent and the following subsidiaries: JOYHANDS WELLNESS Inc., Wing Inc., MEDIROM Shared Services Inc., Inc., SAWAN Co., Ltd., ZACC Kabushiki Kaisha (“ZACC”), Medirom Human Resources Inc., MEDIROM MOTHER Labs Inc., and MEDIROM Rehab Solutions Inc. All intercompany transactions have been eliminated in consolidation.

Significant Accounting Policies

The Company’s significant accounting policies are described in Note 1 —  Basis of Presentation and Summary of Significant Accounting Policies, to the financial statements for the year ended December 31, 2023 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the SEC on June 18, 2024. There have been no material changes to the significant accounting policies during the six months ended June 30, 2024.

Recently Issued Accounting Pronouncements Not Yet Adopted

Disclosure Improvements

In October 2023, the FASB issued ASU No. 2023-06, Disclosure Improvements-Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. This new standard modified the disclosure and presentation requirements of a variety of codification topics by aligning them with the SEC’s regulations. ASU 2023-06 will become effective for each amendment on the effective date of the SEC’s corresponding disclosure rule changes. The Company does not believe this will have a material impact on its consolidated financial statements.

Segments

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The new standard requires enhanced disclosures about segment information and significant segment expenses. It does not change how a public entity identifies its operating segments. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The new standard should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact on its consolidated financial statements.

Income Taxes

In December 2023, the FASB issued 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures. The new standard requires public business entities to disclose information about income taxes paid, specific categories in the rate reconciliation, and additional information for reconciling items that meet a quantitative threshold. The guidance should be applied on a prospective basis. For public business entities, ASU 2023-08 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. For all other entities, the standard is effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the impact on its consolidated financial statements.

2. Goodwill and Other Intangible Assets, Net

The components of intangible assets as of June 30, 2024 and December 31, 2023 are as follows:

	Thousands of Yen
	As of	As of
	June 30, 2024	December 31, 2023
Intangible assets subject to amortization:
Software for internal use	¥224,659	¥220,343
Customer relationship	180,000	180,000
Store operating rights	559,669	637,138
Trademark	160,000	160,000
Other	750	750
Total	1,125,078	1,198,231
Accumulated amortization	(344,130)	(277,900)
Net carrying amount	780,948	920,331

Intangible assets not subject to amortization:
Goodwill	472,209	484,564
Telephone rights	369	369
Total	472,578	484,933
Total intangible assets	¥1,253,526	¥1,405,264

The aggregate amortization expense was ¥147,205 thousand and ¥50,305 thousand for the six months ended June 30, 2024 and 2023, respectively.

The following table shows changes in carrying amount of goodwill for the six months ended June 30, 2024 and for the year ended December 31, 2023:

Thousands of Yen
Balance at December 31, 2022	¥539,490
Sale of directly-owned salons, and closure of directly-owned salons	(54,926)
Balance at December 31, 2023	¥484,564
Sale of directly-owned salons, and closure of directly-owned salons	(12,355)
Balance at June 30, 2024	¥472,209

The Company concluded that there were no triggering events requiring an impairment assessment during the six months ended June 30, 2024. The Company continues to evaluate the impact of macroeconomic conditions.

3. Borrowings

The Company has borrowings with financial institutions. Some borrowings are secured. As of June 30, 2024 and December 31, 2023, time deposits with an aggregating book value of ¥6,156 thousand and ¥26,002, respectively, are pledged as collateral which is included in other current assets in the condensed consolidated balance sheets. Some borrowings are guaranteed by Credit Guarantee Association, a Japanese governmental affiliate agency which supplements private companies with credit. As of June 30, 2024 and December 31, 2023, the borrowings accrue interest using fixed interest rates of 0.21% – 3.30% per annum. Debt issuance costs related to these borrowings are immaterial.

On March 29, 2024, the Company reached an agreement with its lender and refinanced its 200 million yen short-term loan with a new 300 million yen short-term loan maturing on September 30, 2024 at an interest rate of 1-month TIBOR plus 1.2%.

The Company issued corporate convertible bonds in the aggregate amount of ¥500,000 thousand to Kufu Company Inc., a Japanese company, in December 2022, the terms of which the Company amended on November 1, 2024. The maturity date of the corporate convertible bonds changed from December 28, 2027 to December 31, 2025. The bonds are unsecured, accrue interest at a rate of 5.0% per annum, payable on June 30, 2023 and semi-annually thereafter, and will mature on December 31, 2025, unless earlier converted. At any time between the six-month anniversary date of December 28, 2022 and before the close of business on December 31, 2025, Kufu Company Inc., as the bond holder, may convert the bonds at its option, in whole or in part, into common shares. The Company granted a total of 40 share options, and one share option is attached to each bond equivalent to ¥12,500,000. The price per share used to calculate the number of the Company’s common shares to be delivered upon the exercise of the share options shall be ¥755.

The carrying value of long-term borrowings as of June 30, 2024 and December 31, 2023 are as follow:

	Thousands of Yen
	As of	As of
	June 30, 2024	December 31, 2023
Short-term borrowings	¥500,000	¥400,000
Borrowings (Due through 2035 with weighted average interest rates of 0.26% as of June 30, 2024, due through 2035 with weighted average interest rates of 0.29% as of December 31, 2023)	604,197	651,217
Corporate convertible bond	500,000	500,000
Current portion of borrowings	(592,716)	(500,415)
Borrowings, net of current portion	¥1,011,481	¥1,050,802

The carrying value of the Company’s borrowings approximate fair value at each balance sheet date because the stated rate of interest of the debt approximates the market interest rate at which the Company can borrow similar debt. As of June 30, 2024 and December 31, 2023, the Company did not have any borrowings measured at fair value.

The following is a summary of maturities of long-term borrowings subsequent to June 30, 2024:

Thousands of Yen
Year ending December 31:
2024 (remainder)	¥53,395
2025	86,603
2026	94,587
2027	594,627
2028	94,664
2029 and thereafter	180,321
Total	¥1,104,197

The Company has short-term and long-term borrowings. These borrowings are primarily made under general agreements, which are to provide security and guarantees for present and future indebtedness or to secure a guarantor upon request of the bank, and that the banks shall have the right to offset cash deposits against any debts and obligations that have become due or, in the case of default, against all obligations to the banks. Kouji Eguchi, the representative director and the shareholder of Parent (holds 38.61% of common stock and all Class A common stock as of June 30, 2024) is a guarantor for five bank loans on behalf of the Company. As of June 30, 2024, the outstanding amount of loans guaranteed by Mr. Eguchi was ¥208,916 thousand. Kazuyoshi Takahashi, the representative director of ZACC, is the guarantor for three bank loans on behalf of ZACC, which were borrowed by ZACC from two banks prior to the acquisition of ZACC. As of June 30, 2024, Mr. Takahashi’s guarantee has not been released and the outstanding amount of loans guaranteed by Mr. Takahashi was ¥47,831 thousand. None of the borrowing agreements contain any financial covenants.

In addition, the Company entered into a 200 million yen credit facility agreement with a bank on August 7, 2023. As of December 31, 2023, the Company had used 200 million yen of the credit facility. On May 31, 2024, the Company renewed the 200 million yen credit facility agreement, which had reached its maturity date. The credit facility agreement was extended for an additional year on the same terms, with a fixed interest rate of 1.475% and a new maturity date of May 30, 2025.

4. Leases

The Company mainly leases commercial space for its relaxation salon from external third parties, which are either operated by the Company or a franchisee and also enters into contracts with franchisees subleasing partial spaces of leased properties under the terms and conditions that are substantially the same as the head lease contracts. As of June 30, 2024 and 2023, the Company had 238 and 237 leased salons, respectively, of which 86 and 96 salons, respectively were subleased.

Operating Leases

Lessee

There are no lease transactions classified as finance leases for the six months ended June 30, 2024 and 2023.

The table below summarizes the components of operating lease costs related to operating leases:

	Thousands of Yen
	Six Months Ended June 30,
	2024	2023
Fixed lease cost (1)	¥455,243	¥458,069
Variable lease cost (1)	19,927	19,676
Short-term cost	11,598	23,550
Total	¥486,768	¥501,295

(1)	This includes amounts recoverable from sublessees for the six months ended June 30, 2024 and 2023, respectively. See sublease revenues below.

There are no sale-and leaseback transactions conducted in the six months ended June 30, 2024 and 2023.

Supplementary information on cash flow and other information for leasing activities for the six months ended June 30, 2024 and 2023 are as follows:

	Thousands of Yen
	Six Months Ended June 30,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	¥486,768	¥501,295
Right-of-use assets obtained in exchange for lease liabilities	271,225	459,137
Weighted average remaining lease term (in years)	3.5	3.8
Weighted average discount rate	2.02%	2.03%

Maturity analysis of future minimum lease payments under non-cancellable leases subsequent to June 30, 2024 are as follows:

Thousands of Yen
Year ending December 31:
2024 (remainder)	¥399,345
2025	657,622
2026	460,759
2027	268,606
2028	150,570
2029 and thereafter	97,381
Total	2,034,283
Less: Interest component	69,841
Present value of minimum lease payments	¥1,964,442

The amount of ¥741,511 thousand and ¥1,222,931 thousand of the discounted present value of minimum lease payment are included in current portion of lease liability and lease liability — net of current portion, respectively, in the condensed consolidated balance sheets.

Subleases

The Company leases space from commercial facility landlords which in turn it subleases to certain franchisees of its relaxation salons. Sublease revenues are as follows for the six months ended June 30, 2024 and 2023, and included in franchise revenues:

	Thousands of Yen
	Six Months Ended June 30,
	2024	2023
Fixed sublease income	¥152,367	¥178,733
Variable sublease income	7,037	9,224
Total	¥159,404	¥187,957

Expected future minimum lease collections to be received under non-cancellable subleases subsequent to June 30, 2024 are as follows:

Thousands of Yen
Year ending December 31:
2024 (remainder)	¥124,337
2025	206,660
2026	121,732
2027	49,417
2028	25,043
2029 and thereafter	21,340
Total	¥548,529

There are no lease transactions classified as sale-type leases and direct financing leases for the six months ended June 30, 2024 and 2023.

5. Stock-based Compensation

A summary of the activity of the Company’s employee stock option plans as of and for the six months ended June 30, 2024 is presented below:

		Yen	Years	Thousands of Yen
		Weighted-average	Weighted-average
	Number of shares	exercise	remaining	Aggregate intrinsic
		price	contractual term	value
Outstanding at December 31, 2023	589,500	867	1.5	228,719
Exercisable at December 31, 2023	589,500	867	1.5	228,719
Exercised	(55,850)	145
Forfeited/Expired	(350)	128
Outstanding at June 30, 2024	533,300	943	1.1	136,870
Exercisable at June 30, 2024	533,300	¥943	1.1	¥136,870

The Company did not grant any stock options during the six months ended June 30, 2024 and 2023.

For the six months ended June 30, 2024 and 2023, there was no compensation cost recognized for stock options as all stock options previously granted have been fully vested.

6. Segment Information

The Company operates its business in three segments: Relaxation Salon, Digital Preventative Healthcare, and Luxury Beauty, which are based on the organizational structure and information reviewed by the Company’s Chief Operating Decision Maker, who is the Chief Executive Officer, to evaluate its operating results and allocation of resources.

Information about operating results for each segment for the six months ended June 30, 2024 and 2023 is as follows:

	Thousands of Yen
		Digital		Corporate
	Relaxation	Preventive	Luxury	and
	Salon	Healthcare	Beauty	elimination	Consolidated
Six months ended June 30, 2024
Revenues	¥3,138,956	¥43,694	¥292,631	¥ ―	¥3,475,281
Operating income (loss)	122,227	(137,751)	16,857	(638,007)	(636,674)
Depreciation and amortization	161,719	15,794	2,761	15,828	196,102

Six months ended June 30, 2023
Revenues	¥2,811,984	¥62,730	¥276,076	¥ ―	¥3,150,790
Operating income (loss)	242,237	(67,979)	(11,687)	(541,617)	(379,046)
Depreciation and amortization	60,012	12,467	17,884	10,486	100,849

Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

Substantially all revenues are from customers operating in Japan. Geographic information is omitted due to immateriality of revenue and operating income attributable to international operations for the six months ended June 30, 2024 and 2023.

7. Income Taxes

The Company’s effective income tax rate for the six months ended June 30, 2024 and 2023 was (0.6)% and (1.1)%, respectively. The Company evaluates its effective income tax rate at each interim period and adjust it as facts and circumstances warrant. The difference between income taxes computed at the Japanese statutory rate and reported income taxes for the six months ended June 30, 2024 and 2023 was primarily related to the impact of the valuation allowance and inhabitant tax-per capita.

At June 30, 2024 and December 31, 2023, current unrecognized tax benefit is not material in amount. The Company is not expecting the amount of unrecognized tax benefits to materially change within the next 12 months after June 30, 2024.

8. Revenue Recognition

Disaggregation of revenue

For the six months ended June 2024 and 2023, revenues are disaggregated by revenue stream and reconciled to reportable segment revenues as follows.

	Thousands of Yen
		Digital
	Relaxation	Preventive	Luxury
Revenue Stream*	Salon	Healthcare	Beauty	Consolidated
Six months ended June 30, 2024
Revenue from directly-operated salons	¥2,053,537	¥ ―	¥292,431	¥2,345,968
Revenue from the sale of directly-owned salons	669,695	―	―	669,695
Franchise fees	47,252	―	200	47,452
Royalty income	79,724	―	―	79,724
Staffing service revenue	39,690	―	―	39,690
Sublease revenue	159,404	―	―	159,404
Other franchise revenues	89,654	―	―	89,654
Other revenues	―	43,694	―	43,694
Total revenues	¥3,138,956	¥43,694	¥292,631	¥3,475,281

	Thousands of Yen
		Digital
	Relaxation	Preventive	Luxury
Revenue Stream*	Salon	Healthcare	Beauty	Consolidated
Six months ended June 30, 2023
Revenue from directly-operated salons	¥1,906,391	¥ ―	¥276,076	¥2,182,467
Revenue from the sale of directly-owned salons	416,000	―	―	416,000
Franchise fees	53,617	―	―	53,617
Royalty income	91,001	―	―	91,001
Staffing service revenue	66,032	―	―	66,032
Sublease revenue	187,957	―	―	187,957
Other franchise revenues	90,986	―	―	90,986
Other revenues	―	62,730	―	62,730
Total revenues	¥2,811,984	¥62,730	¥276,076	¥3,150,790

*

All revenue streams are recognized when control of the promised goods or services are transferred, with the exception of hiring support within other franchise revenues and revenue from the sale of directly-owned salons, which are recognized at a point in time. Revenue related to hiring support was not material in the periods presented.

Contract balance

Information about receivables and contract liabilities from contracts with customers is as follows:

	Thousands of Yen
	As of	As of
	June 30,	December 31,
	2024	2023	Balance sheet classification
Receivables	¥76,733	¥621,867	Accounts receivable-trade, net

Contract liabilities:
Current	78,320	109,307	Current portion of contract liability
Long-term	45,615	71,134	Contract liability - net of current portion
Total	¥123,935	¥180,441

Prepaid service liability	¥228,112	¥402,742	Advances received

Receivables relate primarily to payments due for royalty income, staffing service revenue, sublease revenue and accounts receivable for sales of salons. With respect to the payment term, payment for these revenues is generally collected monthly. As such, no significant finance component has been identified. The receivables balance is presented net of an allowance for expected losses (i.e., doubtful accounts), and are primarily related to receivables from the Company’s franchisees. Contract liabilities primarily represents the Company’s remaining performance obligations under its franchise agreement at the end of the period, for which consideration has been received and revenue had not been recognized, and is generally recognized as revenues ratably over the remaining customer life that the expected services are expected to be provided. Prepaid card liabilities mainly relate to the unused balance of ReRaKu and SAWAN cards that can be redeemed at company-operated salons for services. Revenue for prepaid cards is recognized and the corresponding liability is reduced as the services are provided. As of June 30, 2024, contract assets under contracts with customers were immaterial and they are included in prepaid expenses and other current assets in the condensed consolidated balance sheets.

Changes in the Company’s contract liabilities for the six months ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

Thousands of Yen
Contract liabilities
Balance at December 31, 2022	¥245,439
Revenues recognized during 2023 which were included in the contract liabilities balance at December 31, 2022	(101,666)
Remaining amounts at December 31, 2023 which were newly recognized as contract liabilities during 2023	36,668
Balance at December 31, 2023	¥180,441
Revenues recognized during 2024 which were included in the contract liabilities balance at December 31, 2023	(61,002)
Remaining amounts at June 30, 2024 which were newly recognized as contract liabilities during 2024	4,496
Balance at June 30, 2024	¥123,935

For the six months ended June 30, 2024, there were no revenues recognized under performance obligations which were satisfied for past fiscal years by change of transaction price, etc. Changes in receivables and contract liabilities are primarily due to the timing of revenue recognition, billings and cash collections.

Transaction price allocated to remaining performance obligations

Estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied as of June 30, 2024 is as follows:

Thousands of Yen
Year ending December 31:
2024 (remainder)	¥50,271
2025	40,730
2026	19,484
2027	10,667
2028	2,427
2029 and thereafter	356
Total	¥123,935

9. Net Loss Per Share

Net loss per common share is allocated based on each right of common stock and Class A common stock. Common stock and Class A common stock have equal rights with respect to surplus dividend and residual assets distribution as net loss attributable to shareholders of the Company is allocated proportionally.

Reconciliations of net loss and weighted average number of common shares outstanding used for the computation of basic loss per common share for the six months ended June 30, 2024 and 2023 are as follows:

	Six Months Ended June 30,
	2024		2023
	Common	Class A	Common	Class A

	(Thousands of Yen)		(Thousands of Yen)
Loss (Numerator)
Net loss attributable to shareholders of the Company	¥(582,181)	―	¥(355,066)	―

Shares (Denominator)	(Number of shares)		(Number of shares)
Weighted average common shares outstanding	4,910,425	1	4,882,500	1
Effect of dilutive instruments:
Stock options	―	―	―	―
Weighted average common shares for diluted computation	4,910,425	1	4,882,500	1

Net loss per common share attributable to shareholders of the Company	(Yen)		(Yen)
Basic	¥(118.56)	¥(118.56)	¥(72.72)	¥(72.72)
Diluted	¥(118.56)	¥(118.56)	¥(72.72)	¥(72.72)

For periods in which the Company reports net loss, diluted net loss per common share attributable to common shareholders is the same as basic net loss per common share attributable to common shareholders. Options to purchase 533,300 shares and 589,750 shares have been excluded from the diluted net loss per common share attributable to common shareholders calculation for the six months ended June 30, 2024 and 2023, respectively because the effect of inclusion would have been anti-dilutive. In addition, the common stock issuable upon conversion of the corporate convertible bond is excluded from the diluted net loss per common share attributable to common shareholders for the six months ended June 30, 2024 and 2023, respectively because the effect of inclusion would have been anti-dilutive.

10. Fair Value of Financial Instruments

Fair value of financial instruments

The Company’s financial instruments include cash equivalents, accounts receivable-trade, accounts receivable-other, investments, long-term accounts receivable-other, lease and guarantee deposits, current portion of long-term borrowings, accounts payable, accrued expenses, long‑term borrowings, accrued income taxes, deposit received and operating lease liability. The carrying values of the Company’s financial instruments excluding long-term accounts receivable-other and long‑term borrowings approximate their fair value due to the short‑term nature of those instruments. Long-term accounts receivable-other approximates fair value as it is calculated based on the discounted future cash flows.

Borrowings

The Company’s borrowings instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar borrowings instruments of comparable maturity. The value of current portion of borrowings approximate fair value due to the short-term nature of these liabilities, and the carrying value of the Company’s long-term borrowings approximate fair value at each balance sheet date because the stated rate of interest of the debt approximates the market interest rate at which the Company can borrow similar debt.

Assumptions used in fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information available and details of the financial instruments. These estimates are practically conducted by the Company which involve uncertainties and matters of significant judgment; therefore, these cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

11. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1

Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

There were no assets or liabilities to be measured at fair value on “recurring” basis as of June 30, 2024 and December 31, 2023.

Long-lived assets and liabilities that have been measured at fair value on “nonrecurring” basis include leasehold improvements, right-of-use assets - operating lease, and trademark. Assets and liabilities measured at fair value on “nonrecurring” basis as of June 30, 2024 and December 31, 2023 are as follows:

	Thousands of Yen
					Impairment
	Level 1		Level 2	Level 3	loss
As of June 30, 2024
Assets
Leasehold improvements	¥	―	¥—	¥311,677	¥—
Right-of-use asset - operating lease		―	―	1,958,629	—
Trademark		―	―	113,271	—
Total	¥	―	¥—	¥2,383,577	¥—

As of December 31, 2023
Assets
Leasehold improvements		¥—	¥—	¥349,244	¥—
Right-of-use asset - operating lease		―	―	2,089,402	―
Trademark		―	―	121,308	―
Total		¥—	¥—	¥2,559,954	¥—

Impairment of long-lived assets

Significant judgments and unobservable inputs categorized as Level 3 in the fair value hierarchy are inherent in the impairment tests performed and include assumptions about the amount and timing of expected future cash flows, growth rates, and the determination of appropriate discount rates. The Company believes that the assumptions used in its annual and any interim date impairment tests are reasonable, but variations in any of the assumptions may result in different calculations of fair values and impairment charges.

The Company’s primary business is the operations of Relaxation Salons. It regularly conducts reviews of past performances and future profitability forecast for individual Salons. Based on the evaluation, if the Company determines that the Salon assets are impaired and not fully recoverable, it reduces the carrying amounts of the Salon’s long-lived assets to the estimated fair value. Fair value is determined based on income approach using Level 3 inputs under ASC 820 Fair Value Measurement. The income approach is calculated using projected future (debt-free) cash flows that are discounted to present value. The future cash flows are based on the estimates made by management concerning forecast of sales, operating expenses and operating profit and loss, etc. with due consideration of industry trend and market circumstances, business risks and other factors, adjusted by market participants assumptions, if different from the Company’s assumptions. These cash flows are then discounted at the reporting unit’s calculated weighted average cost of capital (“WACC”). The discount rate (WACC) takes into consideration the characteristics of relevant peer companies, market observable data, and company-specific risk factors. Because of changing market conditions (i.e., rising interest rates and/or less marketplace demand), it is reasonably possible that the estimate of expected future cash flows may change resulting in the need to adjust the Company’s determination of fair value in the future.

For the six months ended June 30, 2024 and June 30, 2023, the Company recognized no impairment loss upon conducting strategic reviews of its future profitability forecast for the salons.

12. Commitments and Contingencies

Operating leases

In addition to its headquarters facility, the Company leases salon spaces from external third parties, which are either directly-operated salons or franchised salons. Refer to Note 4 “Leases” for details on the components of operating lease costs and future minimum lease payments under non-cancellable leases.

Short-term and long-term borrowings

The Company has short-term and long-term borrowings that are primarily made under general agreements. Refer to Note 3 “ Borrowings” for future debt payments.

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. The Company has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. The Company reviews these provisions at least on a yearly basis and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, the Company believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of the Company’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on the Company’s condensed consolidated financial position, results of operations, or cash flows.

13. Related Party Transactions

Transactions with the Company’s director

Akira Nojima, Company’s independent director, is the sole owner of Kabushiki Kaisha No Track.

For the six months ended June 30, 2024 and 2023, the Company paid consulting fees of nil and ¥150 thousand (included in selling, general and administrative expenses) to Kabushiki Kaisha No Track, respectively.

Tomoya Ogawa, the Company’s independent director and the shareholder of the Company (holds 0.58% of common stock as of June 30, 2024 and December 31, 2023), is the sole owner of Kabushiki Kaisha LTW.

For the six months ended June 30, 2024 and 2023, the Company paid consulting fees of nil and ¥1,200 thousand (included in selling, general and administrative expenses) to Kabushiki Kaisha LTW, respectively.

Kazuyoshi Takahashi, the representative director of ZACC, is the guarantor with respect to some of the Company’s borrowings. See Note 3, “Borrowings” for more detail.

Transactions with the Company’s corporate auditor

Osamu Sato, the Company’s corporate auditor and the shareholder of Parent (holds 0.35% and 0.36% of common stock as of June 30, 2024 and December 31, 2023, respectively), is a part-time employee of Ebis 20 Co., Ltd.

For the six months ended June 30, 2024 and 2023, the Company paid consulting fees of nil and ¥400 thousand (included in selling, general and administrative expenses) to Ebis 20 Co., Ltd, respectively.

Transactions with COZY LLC

On January 20, 2023, the Company’s CEO and major shareholder Koji Eguchi’s 100% funded joint venture COZY LLC (“COZY”) implemented a stock repurchase program based on the US SEC Rule 10b5-1 through a US investment bank. Under this plan, COZY can purchase up to 50 million yen of the company’s American Depositary Shares (ADS). This plan was approved by the Company’s board of directors on January 18, 2023. During the period from January to March 2023, COZY has repurchased the Company’s 22,543 shares.

14. Subsequent Events

Business transfer

On June 10, 2024, the Company established MEDIROM Rehab Solutions Inc. (“MRS”) as a subsidiary to serve as the recipient of a business transfer. On July 10, 2024, MRS entered into an agreement to purchase a rehabilitation business from Y’s, Inc., a Japanese corporation. Pursuant to the agreement, MRS completed the acquisition of the rehabilitation business from Y’s, Inc., on October 1, 2024 for a total consideration of approx. ¥20,882 thousand. The scope of the transfer includes assets and liabilities related to the business, as well as certain contracts previously entered by Y’s, Inc., which are now assumed by the Company.

Acquisition Agreements

On June 30, 2024, the Company entered into a share transfer agreement for the purpose of acquiring 70% of the issued and outstanding common shares of Japan Gene Medicine Corporation (“JGMC”) for ¥2,000,000 thousand, which is expected to be consummated in the second half of 2024. The Company concurrently entered into a binding memorandum of understanding under which it is granted an option to purchase the remaining 30% of the issued and outstanding shares of JGMC at a later date.

Capital and Business Alliance

On August 7, 2024, the Company's subsidiary, MEDIROM MOTHER Labs Inc. (“MML”), entered into a capital and business alliance with NFES Technologies Inc. (“NFES”), under which NFES purchased 556 series A preferred shares of MML for ¥100,080 thousand as the lead investor in the series A equity financing round of MML. On September 30, 2024, MML issued 250 series A preferred shares of MML for ¥45,000 thousand to an individual investor. On October 11, 2024, MML entered into a capital and business alliance with Elematec Corporation. (“Elematec”), under which Elematec purchased 556 series A preferred shares of MML for ¥100,080 thousand. On October 15, 2024, MML entered into an agreement to issue 28 series A preferred shares of MML for ¥5,040 thousand to M3, Inc. and the new series A preferred shares were issued on October 31, 2024. On October 22, 2024, MML entered into agreements to issue a total of 56 series A preferred shares of MML to an individual investor and Eagle Capital Inc. for aggregate total consideration of ¥10,080 thousand, with each investor acquiring 28 series A preferred shares of MML for ¥5,040 thousand. These 56 new series A preferred shares were issued on October 31, 2024.

Loan Refinance

On September 30, 2024, the Company reached an agreement with its lender to refinance its ¥300 million yen short-term loan, extending the maturity to November 29, 2024 at an interest rate of 1-month TIBOR plus 1.2%.

Stock Option Exercise and Forfeiture

On September 30, 2024, employees of the Company exercised the Ninth series of stock options with an exercise price of ¥128 per share, resulting in the Company issuing 103,600 shares to the employees and receiving JPY13,261 thousand. In addition, the remaining 135,200 of the Ninth series of stock options were forfeited due to the expiration of the Ninth series of stock options. Also, 1,000 of the Fifth series of stock options and 500 of the Seventh series of stock options were forfeited due to the employees’ resignation.

Issuance of Unsecured Convertible-Type Corporate Bonds with Share Options

On October 8, 2024, the Company entered into an agreement to issue convertible corporate bonds in the aggregate principal amount of JPY300 million to Triple One Investment Limited Partnership. Payment was made on October 11, 2024, and the transaction is expected to close on October 25, 2024. The bonds will bear interest at a rate of 2.0% per annum and mature on October 29, 2027, at which time the total amount will be redeemed. The underlying shares for the conversion will be the common stock of the Company and the conversion period is from October 25, 2024, to October 29, 2027.